Phillip Andrew Craemer Enfranchise Inc  N-8B4 On 12/02/2021
Document 1 of 1 Registration Statement of Face-Amount Certificate Companies

FORM N-8B4

Registrants Name: Phillip Andrew Craemer Enfranchise Inc

Address of Principal Office: 316 North Maple Street
Los Angeles County California,
Clearinghouse Reserve District 12, CA 91505-4943.

Mailing Address: 9232 South Seventh Avenue, Inglewood, California.

Telephone Number: (312) 813-1712

Name and address of agent for service:

State of Illinois, Attention: Acting Secretary of State;
213 State Capitol, Springfield, IL 62756;
United States Department of the Treasury, Attention:
Acting Secretary of the Treasury;
1500 Pennsylvania Avenue N.W., Washington D.C. 20220.

1.	General Information as to Organization: (a)
Phillip Andrew Craemer Enfranchise Inc is a corporation;
(b) Phillip Andrew Craemer Enfranchise Inc is organized under the organic laws of State of Illinois and the united States of America.

2.	Miscellaneous Information: (a) The registrants termination
date is perpetual;(b) Fiscal Year End: 09/30;
(c) Registrant meets annually; Meeting date: 09/01;
Meeting Place: 9232 S 7th Avenue, Inglewood, California; Annually.
(d) n/a-Face Amount Certificates liquidated in current cash transactions.

3.	Control: n/a-Officers not considered Control parties per
Sect. 2(a)(9) of the Act; All Face-Amount Certificates are liquidated in current cash transactions.

4.	Voting Trusts: n/a; All Face-Amount Certificates are
liquidated in current cash transactions.

5.	Business: The registrants business is fulfilling the
Fathers Will.

6. 	Underwriting Securities Issued by other Persons: Registrant
is authorized by the Fathers Will to underwrite securities of other persons. reserves freedom of action to make any investment pursuant to the Fathers Will, 7 Stat. 13, 8 Stat. 484.

7.	Concentration of Investments in Particular Industries:
Registrant is authorized by the Fathers Will to invest in all industries. Registrant reserves freedom of action to make any investment pursuant to the Fathers Will, 7 Stat. 13, 8 Stat. 484.

8.	Investment in Securities: (a) Registrant
is authorized by the Fathers Will to invest in securities of any, type, kind, class or otherwise. (b)n/a-emerging company;(c) the provisions contained in the Fathers Will authorizes registrant to invest in such securities with no geographical restrictions; (d) registrant adopts the Fathers Will
7 Stat. 13, 8 Stat. 484 with respect to the securities listed in item 8(a); (e) n/a.

9.	Purchase and Sale of Real Estate: Registrant is
authorized under the Fathers Will to purchase real estate and hold real estate mortgages. Registrant reserves freedom of action under the Fathers Will, 7 Stat. 13, 8 Stat. 484 with respect to such purchases and sales.

10.	Borrowing Money: Registrant is authorized by the
Fathers Will to lend to many nations and borrow from none.

11.	Purchase and Sale of Commodities and Commodity
Contracts: Registrant is authorized by the organic laws of the united States of America to make such purchases and sales.
Registrant reserves freedom of action with respect to such purchases and sales under the Fathers Will 7 Stat. 13, 8 Stat. 484., with respect to such purchases and sales.

12.	Loans to Other Persons: Registrant is authorized by
the Fathers Will to lend to many nations and borrow from none.

13.	Portfolio Turnover: There are no restrictions on portfolio
turnover. Registrant reserves freedom of action with respect to portfolio turnover under the Fathers Will, 7 Stat. 13, 8 Stat. 484.

14.	Other Fundamental Policies: See authorized
King James Bible, 1611, 7 Stat. 13, 8 Stat. 484. 48 Stat.112,
Section 13, 14 and 16-Federal Reserve Act.

15.	Face-Amount Certificates: As of: 11/26/2021;
Title of Series: United States Allonge;
Face-Amount Authorized: Unlimited;
Face-Amount Outstanding: ($300,000,000.00)

16.	Securities other than Face-Amount Certificates: none.

17.	Description of Face-Amount Certificates:
United States Allonge; 11/26/2021 (b)(1) liquidated and/or exchanged for 100% Face-Amount in the over the counter markets; n/a-issued current cash transactions; (3) n/a-issued in current cash transactions.(c) n/a; (d) n/a; (e)(1) Cash surrender value is stated face-amount on certificate;(e)(2) n/a;
(f) Face-Amount Certificates are fully paid and non-assessable; (g) Certificates may be used for making advance payments. Upon default of Guarantor, Registrant is due three
(3) times the amount on such certificate to cure default.
(h) n/a-no voting securities; (i) n/a; (j) All settlements with respect to Face-Amount Certificates issued herein are mandatory.
(k) Section 13, 14 and 16 Federal Reserve Act; (l) Any investment of any type or character is authorized; Registrant shall have a priority maritime lien against all such investments and assets; (m)
Section 13, 14 and 16 Federal Reserve Act; (n) none; all such Certificates issued herein are liquidated in current cash transactions; (o) 2 Corinthians 5; (p) none.

18.	Capital Shares: n/a.

19.	Other Securities: n/a.

20. 	Recent Sales of Unregistered Securities: none.

21.	Statistical History of Face-Amount Certificates: none
new issue.

22.	Distribution and Yield: n/a-all Face-Amount Certificates
are liquidated in current cash transactions.

23.	Table of Payments, Surrender Values, etc.: n/a-all
certificates are liquidated in current cash transactions.

24.	Geographical Distribution and State Deposits:
(a)The registrant proposes to issue Face-Amount Certificates in all states, foreign or domestic; (b) See Art. 8-Articles of Confederation, 1777, 7 Stat. 13, 8 Stat. 484; (c) n/a-only one series outstanding.

25.	Restriction of Authority to Distribute Securities: There
are no restrictions on the authority to distribute securities hereunder.

26.	Method of Distribution and Underwriting Agreements:
The securities will be distributed and underwriting agreements will be procured by the Registrants Officers; to be liquidated in current cash transactions in the over the counter markets using the automated clearinghouse.

27.	General Information Regarding Principal Underwriters:
The principal underwriters are the Abba, Father, the Government of the United States, and the State of Illinois.

28.	Compensation of Principal Underwriters:
The principal underwriters shall be compensated by exchange of Face-Amount Certificates for good and services rendered, land rented or purchased over the counter.

29.	Investment Advisers and Agreements Therewith: none.

30.	Purchase and Servicing of Mortgage Loans: n/a.

31.	Depositaries: n/a-all Face-Amount Certificates are
liquidated in current cash transactions.

32.	Deposit Agreements: n/a-no deposits; all Face-Amount
Certificates are liquidated in current cash transactions.

33.	Insurance of Holders of Face-Amount Certificates:
Abba, Father, Government of United States, State of Illinois.

34.	Directors, Officers and Advisory Board Members:
The directors and executive officers of the Applicant are listed as follows:

Craemer, Phillip Andrew, 316 North Maple Street, Burbank,
California, C.E.O.
Washita Moors trading as PAY Trust
9232 South 7th Avenue, Inglewood, California  C.O.O.
	Craemer, Phillip Andrew, Trustee
	Harris, Earl Lee, Junior, Trustee
MASSAMOROC LLC, 9232 South 7th Avenue, Inglewood,
California  C.F.O.
	Craemer, Phillip Andrew, Manager
	Harris, Earl-Lee, Junior, Manager
	Drake, Nelson, Manager

35.	Indemnification of Directors, Officers, Investment
Advisers and Principal Underwriters: All Directors,
Officers, Investment Advisors, if applicable, are indemnified for any act taken in good faith.

36.	Compensation of Directors and Officers:
Directors and Officers compensation is equal to value of services rendered.

37.	Compensation of Certain Employees:
Such employees compensation is equal to value of services rendered.

38.	Compensation to Other Persons:
Such persons compensation is equal to value of services rendered and/or goods received.

39.	Securities Owned by Affiliated Persons: n/a
-new issue.

40.	Options, Warrants and Rights: n/a-all Face-Amount
Certificates will be liquidated in current cash transactions in the over the counter markets.

41.	Interest of Affiliated Persons in Certain Transactions:
n/a-new issue.

42.	Pending Legal Proceedings: none.

43.	Financial Statements and Exhibits: the following
financial statement(s) is/are filed with this registration;
MD SDAT U.C.C. Financing Statement; File Number
File Number: 210902-0100003; Filed:09-02-2021;
6:02:48 PM. (a)(1); Form of Face-Amount Certificate.

				SIGNATURES
Pursuant to the requirements of the Investment Company Act of 1940, the registrant Phillip Andrew Craemer Enfranchise Inc has duly caused this registration to be signed on its behalf by the undersigned thereunto duly authorized, and its seal affixed and attested, all in the City of Burbank, and State of California, on the 2nd day of December, 2021.

(SEAL)						Phillip Andrew Craemer Enfranchise Inc

						By: CRAEMER PHILLIP ANDREW
						 Craemer, Phillip Andrew, C.E.O.

Attest: MASSAMOROC LLC, C.F.O.
By: HARRIS EARL LEE JUNIOR
Harris, Earl-Lee, Junior, Manager